SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                  (RULE 13e-4)
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  Lumenis Ltd.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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       Options to Purchase Ordinary Shares, Par Value NIS 0.10 per share, with an exercise price equal to $6.00 per share or more
                         (Title of Class of Securities)

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                                   M6778Q 10 5
                      (Cusip Number of Class of Securities)
                          (Underlying Ordinary Shares)

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                                  Kevin Morano
              Executive Vice President and Chief Financial Officer
                                  Lumenis Ltd.
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                    Copy to:
                            Stephen B. Kaplitt, Esq.
                            Executive Vice President,
                           General Counsel & Secretary
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                    Amount of filing fee**
     $3,403,516                                                  $275.35

--------------------------------------------------------------------------------

      * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,140,527 Ordinary Shares, par value NIS
0.10 per above, of Lumenis Ltd. with a price of $6.00 or more, having an aggregate value of $3,403,516 as of March 24, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

      ** The filing fee was previously paid in connection with the initial filing of the Schedule TO on March 28, 2003.

      |X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $275.35         Filing party: Lumenis Ltd.

      Form or Registration No.: 5-49946         Date filed: March 28, 2003

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

      This Amendment No. 2 (the "Amendment") to the Tender Offer Statement on Schedule TO filed by Lumenis Ltd., an Israeli company ("Lumenis"), with the Securities and Exchange Commission on March 28, 2003, as amended and supplemented by Amendment No. 1 filed on April 14, 2003 (as so amended and supplemented, the "Schedule TO") further amends and supplements the Schedule TO to add new Exhibit (a)(xv). The Schedule TO relates to the offer by Lumenis to eligible option holders to exchange all outstanding options to purchase Ordinary Shares of Lumenis granted under the 1999 Share Option Plan, the 2000 Share Option Plan and any other option plan of Lumenis that have an exercise price per share equal to $6.00 or more for new options to purchase Ordinary Shares (the "Offer").

Item 12. Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented to add the following new exhibit, which is filed with this Amendment No. 2 to the Schedule TO.

      Exhibit
      Number      Description
      -------     -----------

      (a)(xv)     May 1, 2003 Lumenis intranet posting--reminder of Expiration
                  Date.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO Tender Offer Statement is true, complete and correct.

                                        LUMENIS  LTD.


                                        By: /s/ Kevin Morano
                                            ------------------------------------
                                            Name:  Kevin Morano
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

Date: May 1, 2003

                                INDEX TO EXHIBITS

      Exhibit
      Number      Description
      -------     -----------

      (a)(xv)     May 1, 2003 Lumenis intranet posting--reminder of Expiration
                  Date.